Esquire Financial Holdings, Inc.

100 Jericho Quadrangle, Suite 100

Jericho, New York 11753

June 22, 2017

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Registration Statement on Form S-1 (Registration Number 333-218372)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on June 26, 2017 at 4:00 pm, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew C. Sagliocca
Andrew C. Sagliocca
President and Chief Executive Officer